Airship AI Holdings, Inc.

8210 154th Ave NE

Redmond, WA  98052

VIA EDGAR

July 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham

Re:	Airship AI Holdings, Inc.
Request for Withdrawal of
Registration Statement on Form S-1
Filed June 21, 2024
File Number: 333-280418

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Airship AI Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 (File No. 333-280418) (the “Registration Statement”) initially filed with the Commission on June 21, 2024 and amended on July 8, 2024.

The Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities were sold pursuant the Registration Statement. We believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance in the matter. Should you require further information, please contact our legal counsel, David J. Levine, at (212) 407-4923.

Very truly yours,

/s/ Victor Huang
Victor Huang
Chief Executive Officer